82-34635

Exemption No. ~~82-5225~~

04046808

Interim Report of Foreign Private Issuer

Singer N.V.

Incorporated in the Netherlands Antilles

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

Dated November 30, 2004

dlw 12/21

Exemption No. 82-5225

Exhibit Index to Interim Report

Exhibit No.

1.	Press Release dated October 19, 2004
2.	Press Release dated November 23, 2004
3.	Quarterly Report for Singer N.V. for the quarterly period ended September 30, 2004
4.	Excerpt from Curacao Commercial Register - amended listing of the Singer N.V. Officers and Directors

November 30, 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir,

Re: SINGER N.V.
Exemption Number 82-5225

On behalf of Singer N.V. (the "Company"), we are furnishing to the Securities and Exchange Commission (the "Commission") herewith, pursuant to Rule 12g3-2(b)1(i) of the General Rules and Regulations (the "Exchange Act Rules") promulgated under the Securities and Exchange Act of 1934 (the "Exchange Act"), the documents listed below. Such documents are furnished with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act. The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) of the Exchange Act Rules.

Attached is the Report of Foreign Private Issuer of Singer N.V. dated November 30, 2004, together with the Exhibits referred to therein.

Please have the enclosed copy of this letter date stamped and returned to the undersigned in the enclosed stamped, self-addressed envelope.

Very truly yours,

B. Wybraniec

Barbara Wybraniec
Administrative Assistant

Enclosures.

Exemption Number 82-5225

FOR IMMEDIATE RELEASE
October 19, 2004

INFORMATION CONTACT
John Cannon at (914) 220-5134

SINGER N.V. ANNOUNCES AUTHORIZATION OF SHARE REPURCHASE

October 19, 2004, Curacao, Netherlands Antilles

Singer N.V. (Symbol: SNGR)

Singer N.V. ("Singer" the "Company") announced today that its Board of Directors has authorized the repurchase by the Company of up to approximately $10 million in value of its Common Shares. Purchases may be made in privately negotiated transactions or in the open market from time to time at management's discretion. Such repurchases may also include, at management's discretion, options previously issued by the Company to certain former employees who left the service of the Company in connection with the recent sale of the Company's Sewing business. As of September 30, 2004, the Company had outstanding approximately 7,780,000 Common Shares and approximately 770,000 outstanding options, including options not yet vested.

This authorization may be modified, extended or terminated by the Board of Directors at any time.

About Singer N.V.

Singer N.V. was incorporated under the laws of the Netherlands Antilles on December 21, 1999. Effective September 2000, as a result of a successful Chapter 11 reorganization, Singer became the parent company of several Operating Companies formerly owned by The Singer Company N.V.

On September 30, 2004, the Company sold its worldwide Sewing business and the ownership of the SINGER® trademark to KSIN Holdings, Ltd. ("KSIN"), an affiliate of funds managed by Kohlberg & Co., LLC. The Company continues to have the right to use the SINGER® trademark and to be the exclusive distributor for SINGER® branded sewing machines in connection with its Retail business.

The Singer Retail business, the only operating business remaining following the completion of the KSIN sale, consists primarily of the distribution, through Company-owned retail stores and direct selling, of a wide variety of consumer durable products for the home, in selected emerging markets in Asia and Jamaica. Retail sales activities in these markets are strengthened by the offer of consumer credit services provided by the Company to its customers. In some markets where it operates, Singer is recognized as a leading retailer of products for the home.

The Company does not anticipate that its Common Shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system in the near future. Price quotations for the Company's Common Shares became available on the "Pink Sheets" quotation service under the symbol "SNGR" in March 2002. Brokers should be able to continue trading Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Common Shares cease to be traded, shareholders seeking to sell or buy shares will only be able to do so with considerable difficulty and at prices that may not reflect the shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

Additional financial and other information about the Company, including: a copy of Singer's audited consolidated financial statements for the twelve months ended December 31, 2003, 2002 and 2001 and for the three months ended December 31, 2000, together with the Auditor's Report thereon; the 2003 Disclosure Statement and Report dated April 2004, and the prior Disclosure Statements and Reports dated April 2003, May 2002 and September 2001; and copies of all quarterly reports and press releases since the conclusion of the Chapter 11 proceedings in September 2000, may be found at the investor section of the Company's website, currently at www.singer.com. **Please note that effective October 25, 2004, Singer N.V.'s website will be relocated to www.retailholdings.com.**

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipates, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information currently available to management. The ultimate outcome in many cases is outside of the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore, you should not place undue reliance on such forward-looking statements. You should not

rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation, except as required by applicable law. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, including levels of consumer spending; exchange rates, particularly between the U.S. dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses; improving efficiency in its sourcing and marketing operations; the payment at maturity of the unsecured subordinated promissory notes issued to the Company by KSIN; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact John Cannon at (914) 220-5134.

FOR IMMEDIATE RELEASE
November 23, 2004

INFORMATION CONTACT
Barbara Wybraniec at (914) 220-5143

SINGER N.V. ANNOUNCES RESULTS FOR THE THIRD QUARTER OF 2004

November 23, 2004, Curacao, Netherlands Antilles

Singer N.V. (Symbol: SNGR)

Singer N.V. ("Singer" or "the Company") announced today its results for the third quarter of 2004 and for the first nine months ended September 30, 2004.

2004 Third Quarter Results

The Company's results of operations, as presented, are impacted significantly by the sale, effective September 30, 2004, of the worldwide Sewing business and the ownership of the SINGER® trademark to KSIN Holdings, Ltd. (the "KSIN Transaction"). Accordingly:

- The results of operations for the Sewing segment and trademark business are reported as discontinued operations, shifting \$2.6 million and \$13.7 million in net income for the third quarter ended September 30, 2004 and for the nine months ended September 30, 2004, respectively, from continuing operations to discontinued operations. The net income of the Sewing and trademark business was \$4.0 million and \$11.7 million for the third quarter ended September 30, 2003 and for the nine months ended September 30, 2003, respectively, which are also reported as discontinued operations.

- The loss on sale of the Sewing business and trademark was \$35.0 million for the nine month period ended September 30, 2004 which includes an impairment charge of \$34.5 million recorded in the second quarter of 2004 reflecting the difference between the projected book value of the assets being sold - primarily goodwill associated with the trademark - and the liabilities being transferred and consideration received, net of selling costs. The loss on sale of the Sewing business and trademark for the third quarter was \$0.5 million.

For the third quarter ended September 30, 2004, the Company reported consolidated revenues (excluding the worldwide Sewing segment and revenue derived from certain licensing of the SINGER® trademark) of \$64.1 million as compared to \$36.0 million for the third quarter of 2003, an increase of \$28.1 million or 78.0%. The increase in revenues is primarily due to the inclusion of Thailand's results, totaling \$25.2 million, in the Company's consolidated results for the 2004 third quarter. This was coupled with a strong retail sales performance in Sri Lanka. This sales increase was partially offset by weaker sales in India and the Philippines.

The Company's revenues for the third quarter of 2004 included \$10.8 million of finance charges on consumer credit sales compared to \$3.3 million in the third quarter of 2003. The increase in finance charges is primarily due to the inclusion of Thailand's finance charges of \$6.7 million for

the 2004 third quarter along with increased finance charges in Sri Lanka due to strong retail sales.

Gross profit for the three months ended September 30, 2004 was $23.7 million, representing a gross margin of 37.0%, as compared to $11.6 million and a gross margin of 32.1% for the same period in 2003. The improvement in the gross margin is due to the inclusion of Thailand's gross margin for the 2004 third quarter as Thailand's gross margin is higher than the average of the other Retail operating units. Also impacting the gross margin percentage was a lower gross margin, as compared to the prior period, in India.

Selling and administrative expenses for the three months ended September 30, 2004 were $24.1 million, representing 37.6% of revenues, as compared to $11.1 million and 30.9% of revenues for the same period in 2003. The increase in selling and administrative expenses as a percent of revenue is due, in part, to the inclusion of Thailand's selling and administrative expenses for the third quarter of the year as Thailand's selling and administrative expenses as a percentage of revenue are higher than the average of the other Retail operating units. Also contributing to the increase was higher selling and administrative expenses, as a percentage of revenue, in India and the Philippines due to their decline in revenue without a corresponding decrease in their fixed selling and administrative expenses.

Operating income for the 2004 and 2003 quarters was a loss of $0.4 million and income of $0.5 million, respectively, while EBITDA (net income before interest expense, taxes, depreciation and amortization) from continuing operations was a positive $1.0 million and a negative $1.0 million, respectively. The decrease in operating income was due to declines in India, Philippines and Bangladesh which was partially offset by improved results in Sri Lanka and the inclusion in the 2004 third quarter results of Thailand's operating income. The $2.0 million increase in EBITDA from continuing operations reflects the drop in minority interest expense in the third quarter of 2004 as compared to the third quarter of 2003.

Interest expense for the three-month period ended September 30, 2004 was $2.1 million, as compared to $1.7 million for the three-month period ended September 30, 2003. The increase in interest expense was primarily due to the inclusion of Thailand's interest expense of $0.3 million in 2004.

Equity income from Operating Affiliates totaled $0.2 million during the three-month period ended September 30, 2004 as compared to income of $1.9 million for the same period in 2003. The $1.7 million decrease was primarily due to lower profitability at an operating affiliate in Sri Lanka. Also contributing to the decrease was the fact that Singer Thailand was accounted for as an equity investment in the third quarter of 2003 while in the 2004 third quarter Thailand is included in the Company's consolidated results.

Royalty expense for the three months ended September 30, 2004 was $0.6 million compared to $0.2 million for the same period in 2003. The royalty expense is for the use of the SINGER® trademark by the Retail Operating Companies in Asia and became effective July 31, 2003. The increase in royalty expense is due to increased consolidated revenues in Asia due to the inclusion of Thailand's revenue in 2004 and to the royalty being payable for three months in 2004 and only two months in 2003.

Miscellaneous other income was $0.2 million for the three-month period ended September 30, 2004 as compared to other expense of $13.9 million for the same period in 2003. The other expense for the 2003 quarter was due to the $13.9 million loss recorded as a result of the sale of 43.2% of Singer Asia, which included $10.9 million of goodwill that was allocated to this reporting segment.

Provision for income taxes amounted to $2.0 million against a pre-tax, pre-minority interest loss of $2.7 million in the three-month period ended September 30, 2004, as compared to a $0.7 million tax provision for the same period in 2003. The much higher tax provision in 2004 relative to pre-tax income is primarily due to the write down of deferred tax assets in India and the Philippines and the losses incurred in India and the Philippines, with no corresponding tax benefit, coupled with the reduction in equity income from operating affiliates which is net of tax.

Minority interest share in losses was $0.9 million for the 2004 quarter as compared to minority interest share in income of $0.6 million for the same period in 2003. The decrease in minority interest expense was due primarily to the losses in India and to the sale of a 43.2% minority equity interest in the Company's Asia Retail operations effective July 2003 which was partially offset by the increase due to Singer Thailand being included in the Company's consolidated results in 2004 rather than being accounted for as an equity investment as in the 2003 quarter.

The Company's loss from continuing operations for the three months ended September 30, 2004 was $3.9 million as compared to a loss of $14.8 million for the same period in 2003. The decrease of $10.9 million is largely due to the loss on sale of 43.2% of Singer Asia of $13.9 million recorded in the 2003 quarter.

The Company's net loss for the 2004 third quarter, including income from discontinued operations, was $1.8 million as compared to $7.2 million for the same period in 2003. The $5.4 million reduction in loss from the prior year was primarily due to the $10.9 million decrease in the Company's loss from continuing operations which was partially offset by the $5.5 million reduction in income from discontinued operations.

Dividends on the Preferred A Shares amounted to nil for the three-month period ended September 30, 2004 and $0.2 million for the three-month period ended September 30, 2003. This dividend was cumulative and was accrued but not paid. On January 9, 2003, a subsidiary of the Company entered into an agreement with the Pension Benefit Guaranty Corporation to purchase all 40 issued and outstanding Preferred A Shares of the Company for $3.8 million. The terms of the purchase agreement required the Company to pay $0.4 million or 10% upon execution of the agreement with the balance of $3.4 million being settled through a promissory note bearing interest at 12.5% per annum. As of December 31, 2003 the promissory note was paid in full and the Preferred A Shares have been classified as Preferred Treasury Shares.

The net loss available to Common Shares was $1.8 million for the three months ended September 30, 2004 as compared to $7.4 million for the same period in 2003. This is equivalent to basic and diluted loss per Common Share of $0.23 and $0.95, respectively.

2004 Nine Months' Results

For the first nine months ended September 30, 2004, the Company reported consolidated revenues (excluding the worldwide Sewing segment and revenue derived from certain licensing of the SINGER® trademark) of $205.7 million as compared to $116.3 million for the first nine months of 2003, an increase of $89.4 million or 76.9%. The increase in revenues is primarily due to the inclusion of Thailand's results, totaling $78.7 million, in the Company's consolidated results for the 2004 first nine months. This was coupled with strong sales performances in Sri Lanka and Pakistan. This sales increase was partially offset by weaker sales in India and the Philippines.

The Company's revenues for the nine months of 2004 included $31.6 million of finance charges on consumer credit sales compared to $10.5 million in the first nine months of 2003. The increase in finance charges is primarily due to the inclusion of Thailand's finance charges for the first nine months of the year of $20.0 million along with increased finance charges in Sri Lanka due to strong retail sales.

Gross profit for the nine months ended September 30, 2004 was $75.7 million, representing a gross margin of 36.8%, as compared to $38.3 million and a gross margin of 32.9% for the same period in 2003. The improvement in the gross margin is due to the inclusion of Thailand's gross margin for the first nine months of the year as Thailand's gross margin is higher than the average of the other Retail operating units. Partially offsetting this improvement were lower gross margins, as compared to the prior period, in India and the Philippines.

Selling and administrative expenses for the nine months ended September 30, 2004 were $70.3 million, representing 34.2% of revenues, as compared to $34.5 million and 29.6% of revenues for the same period in 2003. The increase in selling and administrative expenses as a percent of revenue is due, in part, to the inclusion of Thailand's selling and administrative expenses for the first nine months of the year as Thailand's selling and administrative expenses as a percentage of revenue are higher than the average of the other Retail operating units. Also contributing to the increase was higher selling and administrative expenses, as a percentage of revenue, in India and the Philippines due to their decline in revenue without a corresponding decrease in their fixed selling and administrative expenses.

Operating income for the 2004 and 2003 first nine months was $5.4 million and $3.8 million, respectively, while EBITDA from continuing operations was $5.3 million and $9.3 million, respectively. The increase in operating income was due to the inclusion in the 2004 first nine months results of Thailand's operating income of $5.7 million. Partially offsetting this was a decline in operating income in India of $2.7 million and the Philippines of $1.1 million in the first nine months of the year. The $4.0 million decrease in EBITDA from continuing operations reflects the decrease in equity income from affiliates and other income less the goodwill writedown. These were partially offset by the increase in operating income.

Interest expense was $6.2 million and $6.1 million for the nine-month periods ended September 30, 2004 and 2003, respectively.

Equity loss from Operating Affiliates totaled $0.6 million during the nine-month period ended September 30, 2004 as compared to income of $4.5 million for the same period in 2003. The $5.1 million decrease was primarily due to lower profitability at an operating affiliate in Sri Lanka. Also contributing to the decrease was the fact that Singer Thailand was accounted for as an equity investment in the first nine months of 2003 while in the 2004 first nine months Thailand is included in the Company's consolidated results.

Royalty expense for the nine months ended September 30, 2004 was $1.9 million compared to $0.2 million for the same period in 2003. The royalty expense is for the use of the SINGER® trademark by the Retail Operating Companies in Asia and became effective July 31, 2003. The increase in royalty expense reflects that the royalty is payable for nine months in the 2004 period and only for two months in the 2003 period and the inclusion of Thailand's revenues in 2004.

Miscellaneous other income was $1.6 million for the nine months period ended September 30, 2004 as compared to other expense of $9.4 million for the same period in 2003. The other income in the 2004 nine months was primarily due to gains on sale of property. The other expense for the 2003 nine months was due to the $13.9 million loss recorded as a result of the sale of 43.2% of Singer Asia, which included $10.9 million of goodwill that was allocated to this reporting segment, partially offset by a $4.3 million gain in the estimated recovery on receivables from a former subsidiary that is in liquidation.

Provision for income taxes amounted to $4.6 million in the nine-month period ended September 30, 2004, as compared to a $2.3 million tax provision for the same period in 2003. The much higher tax provision in 2004 relative to pre-tax income is primarily due to the write down of deferred tax assets in India and the Philippines and the losses incurred in India and the Philippines, with no corresponding tax benefit, coupled with the equity loss from operating affiliates which is net of tax.

Minority interest share in income was $1.4 million for the 2004 first nine months compared to $1.5 million for the same period in 2003. The decrease in minority interest expense was due to losses in India and to the sale of a 43.2% minority equity interest in the Company's Asia Retail operations effective July 2003 which was partially offset by the increase due to Singer Thailand being included in the Company's consolidated results in 2004 rather than being accounted for as an equity investment as in the first nine months of 2003.

The Company's loss from continuing operations for the first nine months of 2004 was $7.8 million as compared to a loss of $11.3 million for the same period in 2003. The decrease of $3.5 million is due to the $1.6 million improvement in operating income and the $11.0 million increase in miscellaneous other income reflecting the loss on sale of 43.2% of Singer Asia recorded in the 2003 quarter. These were partially offset by the $5.1 million decline in equity earnings from operating affiliates, the $1.7 million of additional royalty expense, and the $2.3 million increase in the provision for income taxes.

The Company's net loss for the first nine months of 2004 was $29.0 million including income from the discontinued operations of the Sewing segment and trademark and the impairment charge, net of tax benefit, as compared to a net loss of $19.7 million for the same period in 2003. The $9.3 million additional loss from prior year was primarily due to the $3.5 million decrease in

the Company's loss from continuing operations which was offset by the $12.8 million higher loss from discontinued operations including the loss on sale of the Sewing business and trademark.

Dividends on the Preferred A Shares amounted to nil for the nine-month period ended September 30, 2004 and $0.8 million for the nine-month period ended September 30, 2003. This dividend was cumulative and was accrued but not paid. As of December 31, 2003 the Preferred A Shares have been classified as Preferred Treasury Shares.

The net loss available to Common Shares was $29.0 million for the nine months ended September 30, 2004 as compared to the net loss available to Common Shares of $20.5 million for the same period in 2003. This is equivalent to basic and diluted loss per Common Share of $3.70 and $2.58, respectively.

Chairman's Comments

Commenting on the third quarter and nine month results, Stephen H. Goodman, Singer's Chairman, President and Chief Executive Officer noted, "Singer's third quarter and nine month P&L performance has been very negatively impacted by weakness in certain of the Company's Retail operations, especially India and Philippines. The loss in net income in these two markets totaled $3.4 million and $6.0 million for the quarter and for the nine-month period ended September 30, 2004, respectively, as compared to losses of $0.7 million and $1.2 million for the same periods in 2003. Although losses in India and the Philippines are likely to persist for some time, management is aggressively addressing this issue including revising the business model and restructuring local and regional management with the objective of restoring profitability."

Turning to the balance sheet, Mr. Goodman further noted, "Singer has been very successful over the past fifteen months in restructuring the balance sheet to improve liquidity and tangible net assets per Common Share. At the Singer N.V. Corporate level, the Nova Scotia Financing debt, which stood at $42.5 million as of June 30, 2003 has been fully repaid and the Omnibus debt, which stood at $25.4 million as of June 30, 2003 was fully satisfied on October 29, 2004. Available cash has increased from essentially nil as of June 30, 2003 to approximately $40.0 million on September 30, 2004, which amount has been reduced by $11.0 million as a consequence of payment of the Omnibus debt. The Company's Preferred Stock, which had a value of $16.3 million as of June 30, 2003 has been purchased by the Company and is now categorized as Preferred Treasury Shares. The number of Common Shares outstanding on a fully diluted basis has been reduced from 8.6 million Shares as of June 30, 2003 to 7.1 million Shares as of September 30, 2004, adjusting for the impact on Shares outstanding of the payment of the Omnibus facility. Reflecting these changes, net tangible book value which was negative as of June 30, 2003 has improved to approximately $9.74 per Common Share as of September 30, 2004, adjusting for the impact on Shares outstanding of the payment of the Omnibus facility."

About Singer N.V.

Singer N.V. was incorporated under the laws of the Netherlands Antilles on December 21, 1999. Effective September 2000, as a result of a successful Chapter 11 reorganization, Singer became the parent company of several Operating Companies formerly owned by The Singer Company N.V.

The Singer Retail business, the only operating business remaining following the completion of the KSIN Transaction, consists primarily of the distribution, through Company-owned retail stores and direct selling, of a wide variety of consumer durable products for the home in selected emerging markets in Asia and Jamaica. Retail sales activities in these markets are strengthened by the offer of consumer credit services provided by the Company to its customers. In some markets where it operates, Singer is recognized as a leading retailer of products for the home.

The Company does not anticipate that its Common Shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system in the near future. Price quotations for the Company's Common Shares became available on the "Pink Sheets" quotation service under the symbol "SNGR" in March 2002. Brokers should be able to continue trading Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Common Shares cease to be traded, shareholders seeking to sell or buy shares will only be able to do so with considerable difficulty and at prices that may not reflect the shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

Additional financial and other information about the Company, including: a copy of Singer's audited consolidated financial statements for the twelve months ended December 31, 2003, 2002 and 2001 and for the three months ended December 31, 2000, together with the Auditor's Reports thereon; the 2003 Disclosure Statement and Report dated April 2004, and the prior Disclosure Statements and Reports dated April 2003, May 2002 and September 2001; and copies of all quarterly reports and press releases since the conclusion of the Chapter 11 proceedings in September 2000, may be found at the investor section of the Company's website at **www.retailholdings.com**. Singer N.V. is obligated to change its corporate name to a name not including the word "Singer" on or prior to September 29, 2005.

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipates, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information currently available to management. The ultimate outcome in many cases is outside of the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise

any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation, except as required by applicable law. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's market worldwide, particularly in Asia, including levels of consumer spending; exchange rates, particularly between the U.S. dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of it businesses; improving efficiency in its sourcing and marketing operations; the payment at maturity of the unsecured subordinated promissory notes issued to the Company by KSIN Holdings, Ltd.; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact Barbara Wybraniec at (914) 220-5143.

SINGER N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
(in thousands of US dollars, except share and per share amounts)

	(Unaudited) Three Months Ended September 30, 2004 and 2003	
Revenues	$ 64,049	$ 35,989
Cost of revenues	40,337	24,425
Gross profit	23,712	11,564
Selling and administrative expenses	24,107	11,116
Operating income (loss)	(395)	448
Other income (expense)		
Interest expense	(2,115)	(1,663)
Equity in earnings (loss) from operating affiliates	208	1,912
Royalty expense	(599)	(218)
Other, net	200	(13,931)
Total other income (expense)	(2,306)	(13,900)
Loss from continuing operations before provision for income taxes and minority interest	(2,701)	(13,452)
Provision for income taxes	2,039	710
Minority interest share in income (loss)	(864)	617
Loss from continuing operations	(3,876)	(14,779)
Discontinued operations		
Income (loss) from operations of Mexico Retail, net of tax benefit	-	3,649
Income from operations of Sewing business and trademark	2,593	3,964
Loss on sale of Sewing business and trademark, net of tax benefit	(495)	-
Income (loss) from discontinued operations	2,098	7,613
Net loss	(1,778)	(7,166)
Dividends on preferred shares	-	230
Net loss available to common shares	$ (1,778)	$ (7,396)
Earnings (loss) per common share – basic and diluted		
Income (loss) from continuing operations	$ (0.50)	$ (1.91)
Income (loss) from discontinued operations	$ 0.27	$ 0.96
Net income (loss) available to common shares	$ (0.23)	$ (0.95)
Basic weighted average common shares outstanding	7,759,625	7,870,826
Diluted weighted average common shares outstanding	8,147,347	9,537,493

SINGER N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
(in thousands of US dollars, except share and per share amounts)

	(Unaudited) Nine Months ended September 30, 2004 and 2003	
	2004	2003
Revenues	$ 205,667	$ 116,254
Cost of revenues	130,011	78,003
Gross profit	75,656	38,251
Selling and administrative expenses	70,249	34,453
Operating income (loss)	5,407	3,798
Other income (expense)		
Interest expense	(6,206)	(6,072)
Equity in earnings (loss) from operating affiliates	(595)	4,538
Royalty expense	(1,930)	(218)
Other, net	1,589	(9,439)
Total other income (expense)	(7,142)	(11,191)
Loss from continuing operations before provision for income taxes and minority interest	(1,735)	(7,393)
Provision for income taxes	4,594	2,304
Minority interest share in income (loss)	1,438	1,529
Loss from continuing operations	(7,767)	(11,226)
Discontinued operations		
Income (loss) from operations of Mexico Retail, net of tax benefit	-	(20,228)
Income from operations of Sewing business and trademark	13,722	11,705
Loss on sale of Sewing business and trademark, net of tax benefit	(34,995)	-
Income (loss) from discontinued operations	(21,273)	(8,523)
Net loss	(29,040)	(19,749)
Dividends on preferred shares	-	780
Net loss available to common shares	$ (29,040)	$ (20,529)
Earnings (loss) per common share – basic and diluted		
Income (loss) from continuing operations	$ (0.99)	$ (1.51)
Income (loss) from discontinued operations	$ (2.71)	$ (1.07)
Net income (loss) available to common shares	$ (3.70)	$ (2.58)
Basic weighted average common shares outstanding	7,854,956	7,954,493
Diluted weighted average common shares outstanding	8,249,988	9,621,160

Exemption Number 82-5225

SINGER

QUARTERLY REPORT

Singer N.V.

Incorporated in the Netherlands Antilles

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

For the Quarterly Period Ended September 30, 2004

The Company publishes its consolidated financial statements in US dollars and in accordance with accounting principles generally accepted in the United States. In this Report, references to "US dollars", "dollars", "U.S.$", "US$", or "$" are to US currency.

The registered offices of the Company are located at De Ruyterkade 62, Willemstad, Curacao, Netherlands Antilles, and its telephone number is 599-9732-2555. Certain administrative matters are handled in the United States by the Company's subsidiary, Singer Corporation, located at 333 Westchester Avenue, White Plains, NY 10604. The Company's website is **www.retailholdings.com**.

As used herein, except as the context otherwise requires, the term "Company" or "Singer" refers to Singer N.V. and its consolidated subsidiaries. The term "Operating Companies" refers to locally incorporated companies which operate the Company's business in various countries around the world. The term "Operating Affiliates" refers to Operating Companies in which Singer exercises significant management influence but does not hold greater than 50% ownership. The term "Old Singer" refers to The Singer Company N.V., which filed for protection under Chapter 11 of the United States Bankruptcy Code in September 1999.

The Singer Creditor Trust has made the final distribution of the Common Shares of Singer N.V. to the holders of allowed, general unsecured claims against Old Singer.

The Company does not anticipate that its Common Shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system in the near future. Price quotations for the Company's Common Shares became available on the "Pink Sheets" quotation service under the symbol "SNGR" in March 2002. Brokers should be able to continue trading Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Common Shares cease to be traded, shareholders seeking to sell or buy shares will only be able to do so with considerable difficulty and at prices that may not reflect the shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipate, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs which are expressed in light of the information available to management at the time. The ultimate outcome in many cases is outside the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, including levels of consumer spending; exchange rates, particularly between the US dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses; improving efficiency in its sourcing and marketing operations; the payment at maturity of the unsecured subordinated promissory notes issued to the Company by KSIN Holdings, Ltd.; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

SINGER N.V.

INDEX

SINGER N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2004 and DECEMBER 31, 2003
(in thousands of US dollars, except share and per share amounts)

	(Unaudited) September 30, 2004	(Audited) December 31, 2003
ASSETS:		
Current assets-		
Cash and cash equivalents	$ 54,677	$ 27,550
Accounts receivable, net of allowances for doubtful accounts of $23,402 and $33,795, respectively	105,979	148,371
Inventories, net	41,087	74,278
Other current assets	13,569	16,377
Total current assets	215,312	266,576
Investment in operating affiliates	6,038	7,243
Property, plant and equipment, net	21,050	45,589
Intangible assets, net	18,162	128,962
Other assets	73,542	63,168
Total assets	$ 334,104	$ 511,538
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current liabilities-		
Notes and loans payable	$ 35,605	$ 78,175
Accounts payable	19,290	38,770
Accrued liabilities	26,391	33,050
Current portion of long-term debt	26,273	52,417
Total current liabilities	107,559	202,412
Long-term debt	47,057	55,325
Other non-current liabilities	29,992	61,056
Minority interest	62,784	70,362
Total liabilities	247,392	389,155
SHAREHOLDERS' EQUITY:		
Common Shares, $0.01 par value, authorized 20,000,000 shares, issued and outstanding 7,780,958 in 2004 and 7,870,826 in 2003	78	79
Additional paid-in capital	98,689	97,420
Retained earnings (deficit)	(4,102)	24,938
Accumulated other comprehensive loss	(7,953)	(54)
Total shareholders' equity	86,712	122,383
Total liabilities and shareholders' equity	$ 334,104	$ 511,538

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these Statements

SINGER N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003 (Unaudited)
(in thousands of US dollars, except share and per share amounts)

	Three Months Ended September 30, 2004 and 2003		Nine Months ended September 30, 2004 and 2003	
Revenues	$ 64,049	$ 35,989	$ 205,667	$ 116,254
Cost of revenues	40,337	24,425	130,011	78,003
Gross profit	23,712	11,564	75,656	38,251
Selling and administrative expenses	24,107	11,116	70,249	34,453
Operating income (loss)	(395)	448	5,407	3,798
Other income (expense)				
Interest expense	(2,115)	(1,663)	(6,206)	(6,072)
Equity in earnings (loss) from operating affiliates	208	1,912	(595)	4,538
Royalty expense	(599)	(218)	(1,930)	(218)
Other, net	200	(13,931)	1,589	(9,439)
Total other income (expense)	(2,306)	(13,900)	(7,142)	(11,191)
Loss from continuing operations before provision for Income taxes and minority interest	(2,701)	(13,452)	(1,735)	(7,393)
Provision for income taxes	2,039	710	4,594	2,304
Minority interest share in income (loss)	(864)	617	1,438	1,529
Loss from continuing operations	(3,876)	(14,779)	(7,767)	(11,226)
Discontinued operations				
Income (loss) from operations of Mexico Retail, net of tax benefit	-	3,649	-	(20,228)
Income from operations of Sewing business and trademark	2,593	3,964	13,722	11,705
Loss on sale of Sewing business and trademark, net of tax benefit	(495)	-	(34,995)	-
Income (loss) from discontinued operations	2,098	7,613	(21,273)	(8,523)
Net loss	(1,778)	(7,166)	(29,040)	(19,749)
Dividends on preferred shares	-	230	-	780
Net loss available to common shares	$ (1,778)	$ (7,396)	$ (29,040)	$ (20,529)
Earnings (loss) per common share – basic and diluted				
Income (loss) from continuing operations	$ (0.50)	$ (1.91)	$ (0.99)	$ (1.51)
Income (loss) from discontinued operations	$ 0.27	$ 0.96	$ (2.71)	$ (1.07)
Net income (loss) available to common shares	$ (0.23)	$ (0.95)	$ (3.70)	$ (2.58)
Basic weighted average common shares outstanding	7,759,625	7,870,826	7,854,956	7,954,493
Diluted weighted average common shares outstanding	8,147,347	9,537,493	8,249,988	9,621,160

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these Statements

SINGER N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 and 2003 (Unaudited)
(in thousands of US dollars)

	Nine Months ended September 30, 2004 and 2003	
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (29,040)	$ (19,749)
Adjustments to reconcile net loss to net cash used in operating activities-		
Depreciation and amortization	2,347	1,578
Gain from disposal of property, plant and equipment	(2,047)	(366)
Loss from sale of minority interest	41	13,948
Loss from operations of Mexico Retail, net of tax	-	20,228
Loss on sale of Sewing business and trademark, net of tax	34,995	-
Income from operations of Sewing business and trademark, net of tax	(13,722)	(11,705)
Provision for doubtful accounts	7,009	4,462
Equity in losses (earnings) from operating affiliates, net of dividends received	1,176	(2,060)
Minority interest share in income	1,438	1,529
Foreign exchange loss	23	-
Change in assets and liabilities-		
Increase in accounts receivable	(24,114)	(8,258)
Increase in inventory	(2,009)	(5,258)
Increase in other current assets	(259)	(354)
Increase in accounts payable and accrued liabilities	4,970	1,557
Other, net	(7,752)	(2,227)
Total adjustments	2,096	13,074
Net cash used in operating activities	(26,944)	(6,675)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(2,883)	(1,476)
Proceeds from disposal of property, plant and equipment	2,661	420
Proceeds from sale of Sewing business and trademark	65,146	-
Proceeds from sale of minority interest	-	30,000
Proceeds from sale of business	-	300
Increase in investments in operating affiliates	(307)	-
Net cash from investing activities	64,617	29,244
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net (decrease) increase in notes and loans payable	(1,701)	1,528
Additions to long-term debt	27,555	-
Payments of long-term debt	(35,979)	(13,846)
Payment of preferred shares	-	(1,621)
Purchase of treasury stock	(1,249)	-
Proceeds from stock options exercised	249	-
Net cash used in financing activities	(11,125)	(13,939)
Effect of exchange rate changes on cash	579	1,700
Net increase in cash and cash equivalents	27,127	10,330
CASH AND CASH EQUIVALENTS, at beginning of the period	27,550	13,543
CASH AND CASH EQUIVALENTS, at end of the period	$ 54,677	$ 23,873

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these Statements

SINGER N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(in thousands of US dollars)

1. BUSINESS AND ORGANIZATION

Singer N.V. ("Singer" or the "Company") was formed as a new corporate entity in the Netherlands Antilles in December 1999. Effective September 14, 2000, Singer became the parent company of several operating companies (the "Operating Companies"), formerly owned by The Singer Company N.V. ("Old Singer"), as well as the owner of the SINGER® brand name.

The Company is a holding company whose subsidiaries are engaged in retail distribution of a wide variety of consumer durable products for the home in selected emerging markets, primarily in Asia, with consumer credit and other financial services available to qualified customers.

On September 30, 2004, Singer completed the sale of the Singer worldwide Sewing business and the ownership of the SINGER® trademark for a total consideration of approximately $134.6 million to KSIN Holdings, Ltd. ("KSIN"), an affiliate of funds managed by Kohlberg & Co., LLC (the "KSIN Transaction"). The total consideration consisted of approximately $65.1 million of cash, $22.5 million in unsecured subordinated promissory notes and the pay-off or assumption by KSIN of approximately $47.0 million of sewing-related debt, subject to post-closing price adjustments. The Company had previously announced this transaction on June 11, 2004 at which time it had entered into a definitive agreement with KSIN for the sale.

2. BASIS OF PRESENTATION

The accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America for interim financial information. Accordingly, they do not include all of the disclosures required by generally accepted accounting principles in the United States of America for annual financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of interim period results have been included. Operating results for the three-month and nine-month periods ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's 2003 Disclosure Statement and Annual Report dated April 2004.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

Certain prior year amounts have been reclassified to conform to the 2004 presentation.

Recent Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities" and in December 2003 issued FIN 46R, an amendment of FIN 46. FIN 46R establishes criteria to identify variable interest entities ("VIE") and the primary beneficiary of such entities. Entities that qualify as VIE's must be consolidated by their primary beneficiary. All other holders of significant variable interests in a VIE must disclose the nature, purpose, size and activity of the VIE, as well as their maximum exposure to losses as a result of involvement with a VIE. FIN 46R will be effective for the Company for fiscal years beginning after December 31, 2003 for VIE's created before February 1, 2003, but is effective immediately for VIE's created after January 31, 2003. The implementation of FIN 46R did not have an impact on the consolidated financial statements of the Company as no VIE's were created after January 31, 2003. The adoption of this standard did not have a material effect on the Company's financial condition or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Statement is effective for contracts entered into or modified after September 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this standard did not have a material effect on the Company's financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", which provides standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Statement is generally effective for financial instruments entered into or modified after May 31, 2003 and for pre-existing instruments as of the beginning of the first interim period beginning after June 15, 2003. The adoption of this standard did not have a material effect on the Company's financial condition or results of operations.

3. ACCOUNTS RECEIVABLE

Accounts receivable are summarized as follows:

	September 30, 2004	December 31, 2003
Trade receivables, net	$ 12,574	$ 59,280
Installment receivables, net	162,979	151,656
Other, net	10,163	16,318
	185,716	227,254
Less:		
Unearned carrying charges	(42,973)	(38,939)
Installment receivables due in excess of one year	(36,764)	(39,944)
	$ 105,979	$ 148,371

4. LONG-TERM DEBT

Long-term debt is summarized as follows:

	September 30, 2004	December 31, 2003
Bonds and Debentures:		
Sri Lanka - 17% due 2004	$ 3,861	$ 4,145
- 13% due 2005	2,897	3,109
- 10% due 2008	2,413	-
Brazil - A Bonds - 10% due 2005	-	12,749
Brazil - Old Bonds - 12%	-	6,702
Loans:		
Omnibus Agreement	16,317	16,673
Thailand – Kasikron Bank	9,942	6,944
Thailand – Bank of Asia	9,235	8,208
Thailand – Siam Commercial Bank	9,032	2,524
Thailand - Asia Credit Public	4,417	-
Sri Lanka - National Development Bank	4,113	-
Sri Lanka - Mercantile Services Provident Society	3,378	-
Thailand – DBS Thai Danu Bank	2,710	3,788
Nova Scotia Financing Agreement	-	28,750
Singer U.S. - Livingston Loan Agreement	-	4,000
Brazil - Banco Unibanco	-	2,693
Other	5,015	7,457
	73,330	107,742
Less- Current portion	(26,273)	(52,417)
	$ 47,057	$ 55,325

In connection with the completion of the KSIN Transaction on September 30, 2004 the Company paid off the Nova Scotia Financing Agreement. All of the Brazil and Singer U.S. debt and a portion of the Other debt was either paid off or assumed by KSIN at that time.

Subsequent to the end of the quarter, the Company paid on behalf of a subsidiary $11.0 million as full and final payment for all obligations under the Omnibus Agreement. This will result in a gain of $6.5 million which will be recorded in the fourth quarter of 2004. (see Note 11 Subsequent Event).

5. DISCONTINUED OPERATIONS

On September 30, 2004 Singer completed the KSIN Transaction. Accordingly, the results of operations for the Sewing business and SINGER® trademark are reported separately as discontinued operations and are summarized as follows:

	January 1, 2004 to September 30, 2004	January 1, 2003 to September 30, 2003
Revenues	$ 154,346	$ 131,781
Operating income	$ 20,163	$ 14,481
Income from operations of Sewing business and trademark	$ 13,722	$ 11,705
Loss on sale of Sewing business and trademark, net of tax benefit	$ (34,995)	$ -

On September 30, 2003, the Company sold for proceeds of one dollar the shares of the parent company of Singer Mexico, resulting in a $16.1 million reversal of losses previously recorded that exceeded the Company's investment and exposure in Singer Mexico.

As a consequence of this sale, Singer ceased to own or control Singer Mexico and the results of operations of Singer Mexico's Retail and finance division are reported separately as discontinued operations and are summarized as follows:

	January 1, 2003 to September 30, 2003
Revenues	$ 26,326
Operating loss	$ (30,936)
Loss from operations of Mexico Retail, net of tax benefit	$ (20,228)

6. SHAREHOLDERS' EQUITY AND OTHER STOCK RELATED INFORMATION

On January 9, 2003, a subsidiary of the Company entered into an agreement with the Pension Benefit Guaranty Corporation to purchase all 40 issued and outstanding Series A convertible Preferred stock ("Preferred A Shares") of the Company for $3.8 million. The terms of the purchase agreement required the Company to pay $0.4 million or 10% upon execution of the agreement with the balance of $3.4 million being settled through a promissory note bearing interest at 12.5% per annum. As of December 31, 2003 the promissory note was paid in full and the Preferred A Shares have been classified as Preferred Treasury Shares.

During 2003 and 2002, the Company purchased allowed general unsecured claims against Old Singer. The claims purchased during 2003 and 2002 entitled the holders to 188,252 and 62,751 common shares of the Company, respectively. These shares have been classified as Treasury Shares, reducing the number of issued and outstanding Common Shares by that amount.

On June 30, 2004, the Company entered into a settlement agreement with the Singer Creditor Trust that has resulted in 312,631 Common Shares of the Company formerly held by subsidiaries to now be classified as Treasury Shares.

During the first nine months ending September 30, 2004, the Company granted 309,000 stock options with a weighted average exercise price of $3.64; 222,763 stock options with a weighted average exercise price of $1.12 were exercised during the same time period.

7. COMPREHENSIVE INCOME

	Three Months ended September 30, 2004 and 2003		Nine Months ended September 30, 2004 and 2003	
Net income (loss)	$ (1,778)	$ (7,166)	$ (29,040)	$ (19,749)
Other comprehensive loss:				
Foreign currency translation adjustment	(388)	1,838	(1,506)	(390)
Comprehensive income (loss)	$ (2,166)	$ (5,328)	$ (30,546)	$ (20,139)

8. EARNINGS PER SHARE OF COMMON STOCK

	Three Months Ended September 30, 2004 and 2003		Nine Months ended September 30, 2004 and 2003	
Weighted-average number of shares on which earnings per share calculations are based:				
Basic	7,759,625	7,870,826	7,854,956	7,954,493
Add - incremental shares associated with stock options	387,722	-	395,032	-
Add - incremental shares associated with preferred shares	-	1,666,667	-	1,666,667
Diluted	8,147,347	9,537,493	8,249,988	9,621,160
Loss from continuing operations	$ (3,876)	$ (14,779)	$ (7,767)	$ (11,226)
Preferred share dividends	-	230	-	780
Loss from continuing operations available to common shares	$ (3,876)	$ (15,009)	$ (7,767)	$ (12,006)
Discontinued operations:				
Income (loss) from operations of Mexico Retail, net of tax benefit	-	3,649	-	(20,228)
Income from operations of Sewing business and trademark	2,593	3,964	13,722	11,705
Impairment on assets held for sale of Sewing business and trademark, net of tax benefit	(495)	-	(34,995)	-
Discontinued operations, net of tax	2,098	7,613	(21,273)	(8,523)
Income (loss) on which basic earnings per share is calculated	$ (1,778)	$ (7,396)	$ (29,040)	$ (20,529)
Income (loss) from continuing operations	$ (3,876)	$ (14,779)	$ (7,767)	$ (11,226)
Discontinued operations, net of tax	2,098	7,613	(21,273)	(8,523)
Income (loss) on which diluted earnings per share is calculated	$ (1,778)	$ (7,166)	$ (29,040)	$ (19,749)
Earnings (loss) per common share – basic and diluted				
Income (loss) from continuing operations	$ (0.50)	$ (1.91)	$ (0.99)	$ (1.51)
Discontinued operations:				
Loss from operations of Mexico Retail, net of tax benefit	-	0.46	-	(2.54)
Income from operations of Sewing business and trademark	0.33	0.50	1.75	1.47
Loss on sale of Sewing business and trademark, net of tax benefit	(0.06)	-	(4.46)	-
Discontinued operations, net of tax	0.27	0.96	(2.71)	(1.07)
Income (loss) available to common shares	$ (0.23)	$ (0.95)	$ (3.70)	$ (2.58)

9. PURCHASE OF ADDITIONAL INTEREST IN SINGER THAILAND

Effective October 29, 2003 the Company, on behalf of Singer Asia, acquired an additional 4.1% of the outstanding shares of Singer Thailand Public Company Limited ("Singer Thailand") to bring its equity holdings in that company to 52.1%. This has resulted in Singer Thailand's operations being included in the Company's consolidated financial statements effective that date. Previously, Singer Thailand was being reported as an affiliate and its' results accounted for under the equity method. The purchase price was $2.1 million for the additional 4.1% of the outstanding shares. The cost to acquire these additional shares of Singer Thailand has been allocated to the assets acquired and liabilities assumed according to estimated fair values, which did not result in any goodwill. The consolidation of Singer Thailand has resulted in significantly higher revenues and operating income and a significant increase in minority interest liability; however, net income has not been materially impacted.

During the first nine months of 2004 the Company, on behalf of Singer Asia, purchased an additional 0.9% of the outstanding shares of Singer Thailand to bring its holdings in that Company to 53.0%. Under the Investment Agreement with the private investment fund that invested in Singer Asia, the Company committed to fund the purchase of an aggregate of 4.99% of the Singer Thailand shares. The additional 0.4% of the Singer Thailand shares purchased during the third quarter of 2004, has now fully satisfied the Company's obligation.

10. SEGMENT RELATED INFORMATION

The Company is a holding company whose subsidiaries are engaged in retail distribution of a wide variety of consumer durable products for the home in selected emerging markets, with consumer credit and other financial services available to qualified customers.

The operations and the performance of these subsidiaries by geographic area and corporate expenses is as follows:

Segment Data	Three Months ended September 30, 2004 and 2003		Nine Months ended September 30, 2004 and 2003	
Revenues:				
Retail-				
Asia	$ 59,907	$ 58,367	$ 193,012	$ 186,402
Jamaica	4,142	4,140	12,655	11,756
	64,049	62,507	205,667	198,158
Less- Operating Affiliate, Thailand	-	(26,518)	-	(81,904)
Total revenues	$ 64,049	$ 35,989	$ 205,667	$ 116,254
Operating income:				
Retail-				
Asia	$ 1,575	$ 4,483	$ 10,753	$ 15,092
Jamaica	339	163	487	678
	1,914	4,646	11,240	15,770
Corporate and eliminations	(2,309)	(1,707)	(5,833)	(4,996)
	(395)	2,939	5,407	10,774
Less- Operating Affiliate, Thailand	-	(2,491)	-	(6,976)
Total operating income	$ (395)	$ 448	$ 5,407	$ 3,798
Interest expense:				
Retail-				
Asia	$ 1,611	$ 1,563	$ 4,981	$ 4,938
Jamaica	-	-	-	260
	1,611	1,563	4,981	5,198
Corporate and eliminations	504	337	1,225	1,443
	2,115	1,900	6,206	6,641
Less- Operating Affiliate, Thailand	-	(237)	-	(569)
Total interest expense	$ 2,115	$ 1,663	$ 6,206	$ 6,072

Net sales between geographic areas, which are eliminated in the financial statements, were not material to the operating income of any geographic area in the periods presented. No single customer accounted for 10% or more of total revenues.

Assets by geographic area include those assets which are specifically identifiable with the operations in each area. Asia includes operations located in the Pacific and Asia regions.

11. SUBSEQUENT EVENT

On October 29, 2004, the Company paid on behalf of a subsidiary $11.0 million as full and final payment for all obligations under the Omnibus Agreement. This will result in a gain of $6.5 million which will be recorded in the fourth quarter of 2004. The retirement of this debt facility will result in interest savings of approximately $1.3 million per annum. As a consequence of the repayment of the Omnibus Agreement obligations, a security interest in 1,346,701 Common Shares of the Company held by a subsidiary was released; these shares will now be classified as Treasury Shares.

PART II

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company for the twelve months ended December 31, 2003 and the unaudited consolidated financial statements of the Company for the three months ended September 30, 2004 and 2003 and for the nine months ended September 30, 2004 and 2003. This section contains forward-looking statements that are subject to the "Cautionary Statement With Respect To Forward-Looking Statements" appearing elsewhere herein. Risks to the Company are also discussed elsewhere herein.

Results Of Operations

The Company's results of operations, as presented, are impacted significantly by the KSIN Transaction which was completed on September 30, 2004. Accordingly:

- The results of operations for the Sewing segment and trademark business are reported as discontinued operations, shifting $2.6 million and $13.7 million in net income for the third quarter ended September 30, 2004 and for the nine months ended September 30, 2004, respectively, from continuing operations to discontinued operations. The net income of the Sewing and trademark business was $4.0 million and $11.7 million for the third quarter ended September 30, 2003 and for the nine months ended September 30, 2003, respectively, which are also reported as discontinued operations.

- The loss on sale of the Sewing business and trademark was $35.0 million for the nine month period ended September 30, 2004 which includes an impairment charge of $34.5 million recorded in the second quarter of 2004 reflecting the difference between the projected book value of the assets being sold - primarily goodwill associated with the trademark - and the liabilities being transferred and consideration received, net of selling costs. The loss on sale of the Sewing business and trademark for the third quarter was $0.5 million.

Three Months Ended September 30, 2004 and September 30, 2003

For the third quarter ended September 30, 2004, the Company reported consolidated revenues (excluding the worldwide Sewing segment and revenue derived from certain licensing of the SINGER® trademark) of $64.1 million as compared to $36.0 million for the third quarter of 2003, an increase of $28.1 million or 78.0%. The increase in revenues is primarily due to the inclusion of Thailand's results, totaling $25.2 million, in the Company's consolidated results for the 2004 third quarter. This was coupled with a strong retail sales performance in Sri Lanka. This sales increase was partially offset by weaker sales in India and the Philippines.

The Company's revenues for the third quarter of 2004 included $10.8 million of finance charges on consumer credit sales compared to $3.3 million in the third quarter of 2003. The increase in finance charges is primarily due to the inclusion of Thailand's finance charges of $6.7 million for the 2004 third quarter along with increased finance charges in Sri Lanka due to strong retail sales.

Gross profit for the three months ended September 30, 2004 was $23.7 million, representing a gross margin of 37.0%, as compared to $11.6 million and a gross margin of 32.1% for the same period in 2003. The improvement in the gross margin is due to the inclusion of Thailand's gross margin for the 2004 third quarter as Thailand's gross margin is higher than the average of the other Retail operating units. Also impacting the gross margin percentage was a lower gross margin, as compared to the prior period, in India.

Selling and administrative expenses for the three months ended September 30, 2004 were $24.1 million, representing 37.6% of revenues, as compared to $11.1 million and 30.9% of revenues for the same period in 2003. The increase in selling and administrative expenses as a percent of revenue is due, in part, to the inclusion of Thailand's selling and administrative expenses for the third quarter of the year as Thailand's selling and administrative expenses as a percentage of revenue are higher than the average of the other Retail operating units. Also contributing to the increase was higher selling and administrative expenses, as a percentage of revenue, in India and the Philippines due to their decline in revenue without a corresponding decrease in their fixed selling and administrative expenses.

Operating income for the 2004 and 2003 quarters was a loss of $0.4 million and income of $0.5 million, respectively, while EBITDA (net income before interest expense, taxes, depreciation and amortization) from continuing operations was a positive $1.0 million and a negative $1.0 million, respectively. The decrease in operating income was due to declines in India, Philippines and Bangladesh which was partially offset by improved results in Sri Lanka and the inclusion in the 2004 third quarter results of Thailand's operating income. The $2.0 million increase in EBITDA from continuing operations reflects the drop in minority interest expense in the third quarter of 2004 as compared to the third quarter of 2003.

Interest expense for the three-month period ended September 30, 2004 was $2.1 million, as compared to $1.7 million for the three-month period ended September 30, 2003. The increase in interest expense was primarily due to the inclusion of Thailand's interest expense of $0.3 million in 2004.

Equity income from Operating Affiliates totaled $0.2 million during the three-month period ended September 30, 2004 as compared to income of $1.9 million for the same period in 2003. The $1.7 million decrease was primarily due to lower profitability at an operating affiliate in Sri Lanka. Also contributing to the decrease was the fact that Singer Thailand was accounted for as an equity investment in the third quarter of 2003 while in the 2004 third quarter Thailand is included in the Company's consolidated results.

Royalty expense for the three months ended September 30, 2004 was $0.6 million compared to $0.2 million for the same period in 2003. The royalty expense is for the use of the SINGER® trademark by the Retail Operating Companies in Asia and became effective July 31, 2003. The increase in royalty expense is due to increased consolidated revenues in Asia due to the inclusion of Thailand's revenue in 2004 and to the royalty being payable for three months in 2004 and only two months in 2003.

Miscellaneous other income was $0.2 million for the three-month period ended September 30, 2004 as compared to other expense of $13.9 million for the same period in 2003. The other expense for the 2003 quarter was due to the $13.9 million loss recorded as a result of the sale of 43.2% of Singer Asia, which included $10.9 million of goodwill that was allocated to this reporting segment.

Provision for income taxes amounted to $2.0 million against a pre-tax, pre-minority interest loss of $2.7 million in the three-month period ended September 30, 2004, as compared to a $0.7 million tax provision for the same period in 2003. The much higher tax provision in 2004 relative to pre-tax income is primarily due to the write down of deferred tax assets in India and the Philippines and the losses incurred in India and the Philippines, with no corresponding tax benefit, coupled with the reduction in equity income from operating affiliates which is net of tax.

Minority interest share in losses was $0.9 million for the 2004 quarter as compared to minority interest share in income of $0.6 million for the same period in 2003. The decrease in minority interest expense was due primarily to the losses in India and to the sale of a 43.2% minority equity interest in the Company's Asia Retail operations effective July 2003 which was partially offset by the increase due to Singer Thailand being included in the Company's consolidated results in 2004 rather than being accounted for as an equity investment as in the 2003 quarter.

The Company's loss from continuing operations for the three months ended September 30, 2004 was $3.9 million as compared to a loss of $14.8 million for the same period in 2003. The decrease of $10.9 million is largely due to the loss on sale of 43.2% of Singer Asia of $13.9 million recorded in the 2003 quarter.

The Company's net loss for the 2004 third quarter, including income from discontinued operations, was $1.8 million as compared to $7.2 million for the same period in 2003. The $5.4 million reduction in loss from the prior year was primarily due to the $10.9 million decrease in the Company's loss from continuing operations which was partially offset by the $5.5 million reduction in income from discontinued operations.

Dividends on the Preferred A Shares amounted to nil for the three-month period ended September 30, 2004 and $0.2 million for the three-month period ended September 30, 2003. This dividend was cumulative and was accrued but not paid. On January 9, 2003, a subsidiary of the Company entered into an agreement with the Pension Benefit Guaranty Corporation to purchase all 40 issued and outstanding Preferred A Shares of the Company for $3.8 million. The terms of the purchase agreement required the Company to pay $0.4 million or 10% upon execution of the agreement with the balance of $3.4 million being settled through a promissory note bearing interest at 12.5% per annum. As of December 31, 2003 the promissory note was paid in full and the Preferred A Shares have been classified as Preferred Treasury Shares.

The net loss available to Common Shares was $1.8 million for the three months ended September 30, 2004 as compared to $7.4 million for the same period in 2003. This is equivalent to basic and diluted loss per Common Share of $0.23 and $0.95, respectively.

Nine Months Ended September 30, 2004 and September 30, 2003

For the first nine months ended September 30, 2004, the Company reported consolidated revenues (excluding the worldwide Sewing segment and revenue derived from certain licensing of the SINGER® trademark) of $205.7 million as compared to $116.3 million for the first nine months of 2003, an increase of $89.4 million or 76.9%. The increase in revenues is primarily due to the inclusion of Thailand's results, totaling $78.7 million, in the Company's consolidated results for the 2004 first nine months. This was coupled with strong sales performances in Sri Lanka and Pakistan. This sales increase was partially offset by weaker sales in India and the Philippines.

The Company's revenues for the nine months of 2004 included $31.6 million of finance charges on consumer credit sales compared to $10.5 million in the first nine months of 2003. The increase in finance charges is primarily due to the inclusion of Thailand's finance charges for the first nine months of the year of $20.0 million along with increased finance charges in Sri Lanka due to strong retail sales.

Gross profit for the nine months ended September 30, 2004 was $75.7 million, representing a gross margin of 36.8%, as compared to $38.3 million and a gross margin of 32.9% for the same period in 2003. The improvement in the gross margin is due to the inclusion of Thailand's gross margin for the first nine months of the year as Thailand's gross margin is higher than the average of the other Retail operating units. Partially offsetting this improvement were lower gross margins, as compared to the prior period, in India and the Philippines.

Selling and administrative expenses for the nine months ended September 30, 2004 were $70.3 million, representing 34.2% of revenues, as compared to $34.5 million and 29.6% of revenues for the same period in 2003.

The increase in selling and administrative expenses as a percent of revenue is due, in part, to the inclusion of Thailand's selling and administrative expenses for the first nine months of the year as Thailand's selling and administrative expenses as a percentage of revenue are higher than the average of the other Retail operating units. Also contributing to the increase was higher selling and administrative expenses, as a percentage of revenue, in India and the Philippines due to their decline in revenue without a corresponding decrease in their fixed selling and administrative expenses.

Operating income for the 2004 and 2003 first nine months was $5.4 million and $3.8 million, respectively, while EBITDA from continuing operations was $5.3 million and $9.3 million, respectively. The increase in operating income was due to the inclusion in the 2004 first nine months results of Thailand's operating income of $5.7 million. Partially offsetting this was a decline in operating income in India of $2.7 million and the Philippines of $1.1 million in the first nine months of the year. The $4.0 million decrease in EBITDA from continuing operations reflects the decrease in equity income from affiliates and other income less the goodwill writedown. These were partially offset by the increase in operating income.

Interest expense was $6.2 million and $6.1 million for the nine-month periods ended September 30, 2004 and 2003, respectively.

Equity loss from Operating Affiliates totaled $0.6 million during the nine-month period ended September 30, 2004 as compared to income of $4.5 million for the same period in 2003. The $5.1 million decrease was primarily due to lower profitability at an operating affiliate in Sri Lanka. Also contributing to the decrease was the fact that Singer Thailand was accounted for as an equity investment in the first nine months of 2003 while in the 2004 first nine months Thailand is included in the Company's consolidated results.

Royalty expense for the nine months ended September 30, 2004 was $1.9 million compared to $0.2 million for the same period in 2003. The royalty expense is for the use of the SINGER® trademark by the Retail Operating Companies in Asia and became effective July 31, 2003. The increase in royalty expense reflects that the royalty is payable for nine months in the 2004 period and only for two months in the 2003 period and the inclusion of Thailand's revenues in 2004.

Miscellaneous other income was $1.6 million for the nine months period ended September 30, 2004 as compared to other expense of $9.4 million for the same period in 2003. The other income in the 2004 nine months was primarily due to gains on sale of property. The other expense for the 2003 nine months was due to the $13.9 million loss recorded as a result of the sale of 43.2% of Singer Asia, which included $10.9 million of goodwill that was allocated to this reporting segment, partially offset by a $4.3 million gain in the estimated recovery on receivables from a former subsidiary that is in liquidation.

Provision for income taxes amounted to $4.6 million in the nine-month period ended September 30, 2004, as compared to a $2.3 million tax provision for the same period in 2003. The much higher tax provision in 2004 relative to pre-tax income is primarily due to the write down of deferred tax assets in India and the Philippines and the losses incurred in India and the Philippines, with no corresponding tax benefit, coupled with the equity loss from operating affiliates which is net of tax.

Minority interest share in income was $1.4 million for the 2004 first nine months compared to $1.5 million for the same period in 2003. The decrease in minority interest expense was due to losses in India and to the sale of a 43.2% minority equity interest in the Company's Asia Retail operations effective July 2003 which was partially offset by the increase due to Singer Thailand being included in the Company's consolidated results in 2004 rather than being accounted for as an equity investment as in the first nine months of 2003.

The Company's loss from continuing operations for the first nine months of 2004 was $7.8 million as compared to a loss of $11.3 million for the same period in 2003. The decrease of $3.5 million is due to the $1.6 million improvement in operating income and the $11.0 million increase in miscellaneous other income reflecting the loss

on sale of 43.2% of Singer Asia recorded in the 2003 quarter. These were partially offset by the $5.1 million decline in equity earnings from operating affiliates, the $1.7 million of additional royalty expense, and the $2.3 million increase in the provision for income taxes.

The Company's net loss for the first nine months of 2004 was $29.0 million including income from the discontinued operations of the Sewing segment and trademark and the impairment charge, net of tax benefit, as compared to a net loss of $19.7 million for the same period in 2003. The $9.3 million additional loss from prior year was primarily due to the $3.5 million decrease in the Company's loss from continuing operations which was offset by the $12.8 million higher loss from discontinued operations including the loss on sale of the Sewing business and trademark.

Dividends on the Preferred A Shares amounted to nil for the nine-month period ended September 30, 2004 and $0.8 million for the nine-month period ended September 30, 2003. This dividend was cumulative and was accrued but not paid. As of December 31, 2003 the Preferred A Shares have been classified as Preferred Treasury Shares.

The net loss available to Common Shares was $29.0 million for the nine months ended September 30, 2004 as compared to the net loss available to Common Shares of $20.5 million for the same period in 2003. This is equivalent to basic and diluted loss per Common Share of $3.70 and $2.58, respectively.

Liquidity And Capital Resources

Nine Months Ended September 30, 2004 and September 30, 2003

For the nine months ended September 30, 2004, the Company had a net cash outflow from operations of $26.9 million. This was primarily due to a $29.0 million loss, a $24.1 million increase in accounts receivable, and a $2.0 million increase in inventories. This was partially offset by $31.3 million of positive adjustments to reconcile the net loss to the net cash used in operating activities, primarily due to the fact that the asset impairment on the Sewing assets held for sale had no cash effect. Cash from investing activities was $64.6 million primarily due to the $65.1 million received from the sale of the Sewing business and trademark. The decrease in notes and loans payable amounted to $1.7 million while repayments of long-term debt totaled $36.0 million. Additions to long-term debt totaled $27.6 million. The net effect was an increase in cash and cash equivalents by $27.1 million to $54.7 million at September 30, 2004.

For the nine months ended September 30, 2003, Singer had a net cash outflow from operations of $6.7 million primarily due to a $8.3 million increase in receivables and a $5.3 million increase in inventory, which were partially offset by a net loss of $19.7 million which was reduced by $27.6 million of non-cash items, primarily loss from 43.2% sale of Singer Asia and loss from operations of Mexico Retail, net of tax. Cash provided by investing activities was $29.2 million primarily due to the $30.0 million received from the sale and private placement of a minority interest in Singer Asia which was partially offset by capital expenditures of $1.5 million. Payments of long-term debt amounted to $13.8 million. The net effect of all of the above was an increase in cash and cash equivalents by $10.3 million to $23.9 million at September 30, 2003.

Working capital as of September 30, 2004 of $107.8 million showed an increase of $43.6 million from the $62.2 million of working capital as of December 31, 2003. This increase was primarily due to the completion of the KSIN Transaction on September 30, 2004 which had a significant impact on the Company's liquidity position. The total consideration received of approximately $134.6 million consists of approximately $65.1 million of cash, $22.5 million in unsecured subordinated promissory notes and the pay off or assumption by KSIN of approximately $47.0 million of sewing-related debt, subject to post-closing price adjustments. Of the approximately $65.1 million cash received by the Company, $26.3 million has been used by the Company to repay in full the Nova Scotia Financing Agreement.

On October 29, 2004, the Company paid on behalf of a subsidiary $11.0 million as full and final payment for all obligations under the Omnibus Agreement. This will result in a gain of $6.5 million which will be recorded in the fourth quarter of 2004. The retirement of this debt facility will result in interest savings of approximately $1.3 million per annum. This transaction will also result in 1,346,701 Common Shares of the Company being reclassified as Treasury Shares.

On October 19, 2004, the Company announced that its Board of Directors has authorized the repurchase by the Company of up to approximately $10.0 million in value of its Common Stock. Purchases may be made in privately negotiated transactions or in the open market from time to time at management's discretion and may also include the purchase options previously issued by the Company to former employees of the Sewing segment.

Research and Development

The Company does not carry out any research and development, thus amounts spent on research and development in the three-month and nine-month periods ended September 30, 2004 and 2003 were not material.

Environment

The Company is subject to a variety of environmental and pollution control laws and regulations in many jurisdictions in which it operates, and faces exposure from actual and potential claims involving such matters. The Company believes that any costs resulting from environmental matters known to it will not have a material, adverse impact on the Company's financial position, results of operation or liquidity. The amount spent on environmental and pollution matters was not material in the three-month and nine-month periods ended September 30, 2004 and 2003.

Market Risks

Singer has significant foreign operations whose results are transacted in their local currency. The Company's consolidated profit and loss statement, and consolidated balance sheet, are subject to foreign exchange rate fluctuations.

Although the Company is exposed to interest rate market risk, management does not believe any likely change in interest rates will have a material impact on the Company's financial conditions or results of operations in the near future.

There have been no material changes in the market risks faced by Singer since December 31, 2003. For a further discussion of these market risks and other risk factors see the Singer N.V. 2003 Disclosure Statement and Annual Report dated April 2004.

Curaçao Commercial Register

Excerpt from the Commercial Register

Registration number: 83676 (0)
Date: November 23, 2004 Time: 11:55:02 AM

In the Commercial Register of the Curaçao Chamber of Commerce & Industry is registered with number 83676 the company with trade name Singer N.V.

Trade name	Singer N.V.
Legal form	Limited Liability Company
Official company name	Singer N.V.
Statutory seat	Curaçao
Date of incorporation	December 21, 1999
Date last amendment	September 14, 2000
Date established	December 21, 1999
Authorized capital	U.S.A. Dollar 210,000.00
Issued capital	U.S.A. Dollar 81,218.68
Paid up capital	U.S.A. Dollar 81,218.68
Fiscal year	The fiscal year is equal to the calendar year
Business address	De Ruyterkade 62 Curaçao Netherlands Antilles
Correspondence address	same as above
Object categories of the business	Manufacturer of Machinery for the Textile and Clothing Industry(3562), Factory Engaged in the Processing of Plastics(3131), Manufacturer of Metal Goods(3489), Investment Company(8135)

Official(s)

1

Function	Statutory director
Title description	Managing Director Class I
Name	Alexander John Johnston
Address	Marylands Road 91 W9 London United Kingdom
Date of birth	April 24, 1964
Place of birth	London
Country of birth	United Kingdom
Nationality	British

2

Function	Statutory director
Title description	Managing Director Class II
Name	Antonio Costa
Address	Rua da Garagem 9-9A 2795-510 Carnaxide Portugal
Date of birth	March 15, 1942
Place of birth	San Sebastiano de Pedreira, Lissabon
Country of birth	Portugal

Nationality	Portugese

3

Function	Statutory director
Title description	Vice President
Name	Hemaka D.S. Amarasuriya
Address	30/15 Park Road Colombo 5 Sri Lanka
Date of birth	November 19, 1943
Place of birth	Colombo
Country of birth	Sri Lanka
Nationality	Sri Lankan

4

Function	Statutory director
Title description	Managing Director Class II
Name	Ian Arthur Skeggs
Address	St. David's Drive, Wentworth Gate TW20 0BA Englefield Green, Surrey United Kingdom
Date of birth	January 11, 1949
Place of birth	Falkirk
Country of birth	Scotland
Nationality	British

5

Function	Statutory director
Title description	Managing Director Class II
Name	Joseph A. Pollicino
Address	Summit Drive 93 11030 Manhassel, NY
Date of birth	December 22, 1939
Place of birth	New York
Country of birth	United States of America
Nationality	American

6

Function	Statutory director
Title description	Managing Director Class II
Name	Malcolm J. Matthews
Address	Countryside Drive 55 07901 Summit, NJ
Date of birth	September 9, 1940
Place of birth	West Hampton
Country of birth	United Kingdom
Nationality	British

7

Function	Statutory director
Title description	Managing Director Class I
Name	Saroj K. Poddar
Address	Hong Kong House, Dalhousie Square 31 700001-248 Calcutta

Date of birth	September 15, 1945
Place of birth	Calcutta
Country of birth	India
Nationality	Indian

8

Function	Statutory director
Title description	Assistant Secretary
Name	Shirley Chung
Address	Galloway Road 14 M1E 1W4 Ontario Canada
Date of birth	December 3, 1958
Place of birth	Calcutta
Country of birth	India
Nationality	Canadian

9

Function	Statutory director
Title description	Managing Director Class III/Chairman of the Board of Directors/President and Chief Executive Officer
Name	Stephen H. Goodman
Address	10 Meeting House Road 10549 Bedford Corners, NY United States of America
Date of birth	May 28, 1944
Place of birth	New York, NY
Country of birth	United States of America
Nationality	American

10

Function	Statutory director
Title description	Managing Director Class II
Name	Stewart M. Kasen
Address	East Square Lane 60 23233 Richmond, VA United States of America
Date of birth	July 19, 1939
Place of birth	New Jersey
Country of birth	United States of America
Nationality	American

11

Function	Statutory director
Title description	Assistant General Counsel
Name	Victoria Iacovazzi
Address	1 Domenica Way L4H 1V4 Vaughan, Ontario Canada
Date of birth	January 25, 1971
Place of birth	North York, Ontario
Country of birth	Canada
Nationality	Canadian

12

Function	Statutory director
Title description	Managing Director Class III
Name	William C. Langley
Address	Round Hill Drive 18 06903 Stamford, CT
Date of birth	October 10, 1938
Place of birth	Connecticut
Country of birth	United States of America
Nationality	American

13

Function	Proxy holder
Title description	Local Representative
Name	Curaçao Corporation Company N.V.
Address	De Ruyterkade 62 Curaçao Netherlands Antilles
Registration number official	2071

14

Function	Proxy holder
Title description	Vice President/Singer Asia
Name	James Kelly
Address	Sathorn Tai Road, Soi Thiensieng (Soi7) 1/9 Apt. 1001, Sathron Mansion 14 10120 Sathorn, Bangkok
Date of birth	March 30, 1948
Country of birth	United Kingdom
Nationality	British

15

Function	Proxy holder
Title description	Vice-President/Contr. Chief Acc.
Name	James Rehus
Address	1305 Old Bridle Path L1M 1A3 Oakville, Ontario Canada
Date of birth	July 12, 1951
Place of birth	Cleveland, Ohio
Country of birth	United States of America
Nationality	American
Nationality 2	Canadian

16

Function	Proxy holder
Title description	Ass. Controller
Name	John Nashmi
Address	Apricot Street 22 L3T 1C8 Thornhill, Ontario Canada
Date of birth	April 28, 1967
Place of birth	Baghdad
Country of birth	Iraq
Nationality	Canadian

17	
Function	Proxy holder
Title description	Vice President/Treasurer
Name	John P. Cannon
Address	Highland Boulevard 35 11563 Lynbrook, NY United States of America
Date of birth	October 1, 1962
Place of birth	Boston, Massachusetts
Country of birth	United States of America
Nationality	American
18	
Function	Proxy holder
Title description	Vice President/West Asia and Caribbean Retail
Name	Kamal Shah
Address	Defence Housing Authority Karachi Pakistan
Date of birth	October 20, 1940
Place of birth	Delhi
Country of birth	Pakistan
Nationality	Pakistanian
19	
Function	Proxy holder
Title description	Ass. Controller
Name	Paul Chin
Address	Rakewood Crescent Scarborough 23 M1V 1M6 Ontario Canada
Date of birth	June 21, 1959
Place of birth	Portland
Country of birth	Jamaica
Nationality	Canadian
20	
Function	Proxy holder
Title description	Executive Vice President/General Counsel/Secretary
Name	Philip A. Watson
Address	P.O. Box 219,6100 South Moos Trail Wilson, WY 83014 United States of America
Date of birth	April 7, 1940
Place of birth	Charleston, West Virginia
Country of birth	United States of America
Nationality	American
21	
Function	Proxy holder
Title description	President and Chief Ex. Off.
Name	Stephen H. Goodman
Address	10 Meeting House Road 10549 Bedford Corners, NY United States of America
Date of birth	May 28, 1944

Exemption Number 82-5225

Place of birth	New York, NY
Country of birth	United States of America
Nationality	American

Only valid if stamped and signed by the Chamber of Commerce.

Curaçao, November 23, 2004
For Excerpt